

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 31, 2017

Martin S. Craighead
President
Bear Newco, Inc.
17021 Aldine Westfield Road
Houston, TX 77073

>   **Re: Baker Hughes, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 8, 2017**
>   **File No. 001-09397**

Dear Mr. Craighead:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources